SIGMA LITHIUM ANNOUNCES REELECTION OF
BOARD OF DIRECTORS WITH OVER 96% VOTES AT ITS ANNUAL SHAREHOLDER MEETING, SUPPORTING ITS GROWTH STRATEGY IN MINAS GERAIS

HIGHLIGHTS

•	Shareholders elected and/or re-elected all director nominees at the Company’s 2026 Annual Shareholders Meeting by a significant landslide majority of over 96% of the votes.
o	Ana Cabral, CEO and Co-Chairperson, was re-elected with 97.4% of the votes.
•	Shareholders demonstrated confidence in the ability of the Board and senior management to steer the Company to execute its growth strategy for the next 12 months, including the conclusion of the construction of its second factory, enabling the industrialization of 520,000tpy of lithium oxide concentrate.
•	That expansion, once implemented by the Company, will benefit a total of 120,000 people in the Vale do Jequitinhonha region in the state of Minas Gerais.
o	Sigma Lithium currently employs 1,100 people directly (over 80% in Vale do Jequitinhonha) and supports an additional 15,000 local employment positions, benefitting a total of 64,000 people.
o	Phase 2 is expected to create 950 additional direct jobs (100% in Vale do Jequitinhonha) as well as 13,000 indirect jobs (100% in Vale do Jequitinhonha), benefitting a total of 56,000 people.
•	Strong shareholder support backed the decision by the Board and management to “upgrade and primarize” Mine 1, with a self-funded capex investment plan that will continue to be executed throughout 2026.
•	Shareholders also reinforced their confidence in the commitment of Sigma Lithium's Board and senior management to operational excellence (1,100 days without accidents with lost time), adherence to strong corporate governance, and strict compliance with all applicable laws and regulations.
•

São Paulo, July 15, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces the results of its 2026 Annual Meeting of Shareholders (“AGM”), held on June 30, 2026.

A total of 81,553,499 of the Company’s issued and outstanding common shares (“Common Shares”), representing 72.77% of the outstanding Common Shares, were voted at the meeting in person and by proxy.

The elected directors of Sigma Lithium’s Board of Directors (“Board”) will hold office until the next annual meeting of shareholders on June 30, 2027, or until their successors are duly elected or appointed.

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The voting results were as follows:

Nominee	Votes For	% For	Votes Against	% Against
Ana Cristina Cabral	70,813,243	97.41%	1,881,939	2.59%
Marcelo Paiva	61,045,632	83.97%	11,649,548	16.03%
Junaid Jafar	72,651,186	99.94%	43,997	0.06%
Alexandre Rodrigues Cabral	72,655,030	99.94%	40,153	0.06%
Kátia Abreu	72,676,400	99.97%	18,784	0.03%
Total	349,841,491	96.25%	13,634,421	3.75%

Shareholders also voted 99.93% in favor of fixing the number of directors at five and approved the election of all five director nominees proposed in the Company’s management information circular and the appointment of Grant Thornton LLP as the Company’s auditor for the ensuing year, with 99.95% of the votes cast in favor.

The strong support demonstrated by shareholders at the AGM, with all director nominees elected or re-elected by a substantial majority, reflects continued confidence in Sigma Lithium's Board, management team and long-term strategy.

The outcome provides a strong mandate, as the Company advances the execution of its expansion, which is expected to increase annual production capacity to 520,000 tonnes of lithium concentrate.

Sigma Lithium's management remains firmly committed to disciplined operational execution, the highest standards of corporate governance, and strict compliance with all applicable laws and regulations.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 520,000 tonnes and Plans a Phase 3 expansion to 770,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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